UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Endava to propose the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm

Endava plc (the “Company”) today announced that it intends to propose to shareholders at its 2022 Annual General Meeting that PricewaterhouseCoopers LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. This decision was taken following a competitive audit tender.

KPMG LLP (“KPMG”), the Company’s current independent registered public accounting firm, will continue in its role and will undertake the audit of the Company for the fiscal year ending June 30, 2022. The change in independent registered public accounting firm is not the result of any disagreement with KPMG.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release May 12, 2022
99.2	Investor Presentation Q3 FY22

Exhibit 99.1, other than the portions of Exhibit 99.1 under the caption "Outlook", is hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 7, 2018 (File no. 333-228717), the registrant’s registration statement on Form S-8 filed with the SEC on September 18, 2020 (File No. 333-248904), the registrant’s registration statement on Form S-8 filed with the SEC on September 30, 2021 (File No. 333-259900) and the registrant's registration statement on Form F-3 filed with the SEC on October 18, 2019 (File No. 333-229213).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: May 12, 2022	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer